Filed by Vivendi
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                      Subject Company:  The Seagram Company Ltd.
                                                      Commission File No. 1-2275

                                                                             and

                                               Subject Company:  Canal Plus S.A.
                                                     Commission File No. 82-2270
                                                                October 12, 2000



[HAVAS LOGO]    Eric Licoys
                Agnes Touraine
                Fabrice Fries
--------------------------------------------------------------------------------

THE PUBLISHING DIVISION OF
VIVENDI UNIVERSAL

--------------------------------------------------------------------------------

                                                        [VIVENDI UNIVERSAL LOGO]

[HAVAS LOGO]                                          IMPORTANT LEGAL DISCLAIMER


- THESE DOCUMENTS CONTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE STATEMENTS ARE BASED ON MANAGEMENT'S CURRENT EXPECTATIONS OR BELIEFS AND ARE SUBJECT TO A NUMBER OF FACTORS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS. THE FORWARD-LOOKING STATEMENTS CONTAINED IN THESE DOCUMENTS ADDRESS THE FOLLOWING SUBJECTS:
        EXPECTED DATE OF CLOSING THE MERGER; FUTURE FINANCIAL AND OPERATING RESULTS; AND TIMING AND BENEFITS OF THE MERGER. THE FOLLOWING FACTORS, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS: THE RISK THAT THE VIVENDI, CANAL+'S AND SEAGRAM'S BUSINESSES WILL NOT BE INTEGRATED SUCCESSFULLY; COSTS RELATED TO THE MERGER; FAILURE OF THE VIVENDI, CANAL+ OR SEAGRAM'S STOCKHOLDERS TO APPROVE THE MERGER; INABILITY TO FURTHER IDENTIFY, DEVELOP AND ACHIEVE SUCCESS FOR NEW PRODUCTS, SERVICES AND TECHNOLOGIES; INCREASED COMPETITION AND ITS EFFECT ON PRICING, SPENDING, THIRD-PARTY RELATIONSHIPS AND REVENUES; INABILITY TO ESTABLISH AND MAINTAIN RELATIONSHIPS WITH COMMERCE, ADVERTISING, MARKETING, TECHNOLOGY, AND CONTENT PROVIDERS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING INFORMATION, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE JOINT PROXY STATEMENT/PROSPECTUS WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY VIVENDI, CANAL+ AND SEAGRAM. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN IT IS AVAILABLE) AND OTHER DOCUMENTS FILED BY VIVENDI, CANAL+ AND SEAGRAM WITH THE COMMISSION AT THE COMMISSION'S WEB SITE AT WWW.SEC.GOV. THE JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS MAY ALSO BE OBTAINED FOR FREE FROM VIVENDI, CANAL+ AND SEAGRAM. INFORMATION REGARDING THE PARTICIPANTS IN THE PROXY SOLICITATION AND A DESCRIPTION OF THEIR DIRECT AND INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE, IS CONTAINED IN THE JOINT PRESS RELEASE RELATING TO THE TRANSACTION FILED WITH THE COMMISSION BY EACH OF VIVENDI AND SEAGRAM, ON JUNE 20, 2000.


                                                        [VIVENDI UNIVERSAL LOGO]

[HAVAS LOGO]                                                              AGENDA

         -   1 - HAVAS GROUP

         -   2 - Synergies

             --  Our contribution to Vivendi Universal Synergies

             --  3 Year Plan

         -   3 - Business description and two examples of web Strategy

             --  Education.com

             --  Flipside


                                                        [VIVENDI UNIVERSAL LOGO]

[HAVAS LOGO]                                                         OUR MISSION



                          TO BE A WORLDWIDE PUBLISHER
                         FOCUSING ON MARKETS WITH HIGH
                            MULTI-PLATFORM POTENTIAL



                                                        [VIVENDI UNIVERSAL LOGO]

[HAVAS LOGO]


                                                A LEADER IN
                                                CONTENT IN 5
                  3 YEARS OF                    CORE MARKETS
                  REFOCUSING
                  --> DIVESTMENT:  2BN (EURO)       2000
A DIVERSIFIED     --> ACQUISITION: 1.6BN (EURO)
MEDIA
CONGLOMERATE            1997-2000

BEFORE 1997



                                                        [VIVENDI UNIVERSAL LOGO]

[HAVAS LOGO]                                        KEY FIGURES (IN [ ] BILLION)

TOTAL SALES : 3.5 BN (EURO)

                                          1999               2000 E *
            -   NET SALES                   3.3                3.5
                    Europe                  2.6                2.6
                    North America           0.5                0.7
                    ROW                     0.1                0.2
            -   EBITDA BEFORE
                INTERNET INVESTMENT        0.42                0.5
                                           12.7%              14.3%

            -   EMPLOYEES                21,000

* current structure

                                                        [VIVENDI UNIVERSAL LOGO]

[HAVAS LOGO]


                          HAVAS: A WORLDWIDE PUBLISHER

     EDUCATION                                                  BUSINESS &
SALES: 1,354 M(EURO)                                             GENERAL
EBITDA: 180 M(EURO)                                            INFORMATION
                                                             SALES: 902 M(EURO)
                                                             EBITDA: 145 M(EURO)


                                    HEALTHCARE
            GAMES                  INFORMATION             LOCAL SERVICES
       SALES: 401 M(EURO)       SALES: 448 M(EURO)       SALES: 365 M(EURO)
       EBITDA: 80 M(EURO)       EBITDA: 60 M(EURO)       EBITDA: 35 M(EURO)



                                                        [VIVENDI UNIVERSAL LOGO]

[HAVAS LOGO]                                               OUR STRATEGIC DRIVERS



- CONSOLIDATING OUR LEADING POSITION THROUGH PROFITABLE GROWTH, OPERATIONAL SYNERGIES, AND CONTINUOUS COST REDUCTION:

          -- Focus on growth markets in leveraging intellectual property on a global basis

          --   Accelerate our internet developments

          -- Leverage our successful integration and development of synergies with recent major acquisitions (HII and MMI)

          --   Benefit from the high level of synergies with Universal content

          --   Increase cash generation


                                                        [VIVENDI UNIVERSAL LOGO]

[HAVAS LOGO]                                           A MULTI-PLATFORM STRATEGY


                        [BOOK GRAPHIC]   [CD GRAPHIC]   [PHONE @ COMPUTER GRAPHIC]
                            PRINT         MULTIMEDIA            INTERNET
                                                                WAP PDA
----------------------------------------------------------------------------------
-- PC Games                  na             #1 ww             Flipside.com
----------------------------------------------------------------------------------
-- Education                #5 ww           #1 ww            Education.com
----------------------------------------------------------------------------------
-- Healthcare               #3 ww           #1 drug          Atmedica.com
                                             info.
----------------------------------------------------------------------------------
-- Business &                                                Cadres Online
   General Information    #2 Europe           ns                 01.Net
----------------------------------------------------------------------------------
-- Local Services         #1 France           ns               bonjour.fr
----------------------------------------------------------------------------------


                                                        [VIVENDI UNIVERSAL LOGO]

[HAVAS LOGO]                              INTERNET IS A LARGE GROWTH OPPORTUNITY



-    To generate new revenue: new markets (elearning) and services

-    To focus on internet business models which lead to profitability

-    To drive print assets into electronic era with a << first mover >> attitude

- That's why we are focusing our investments on our core markets: no pure financial investment but 116 m (euro) invested in 2000 in our core business



                                                        [VIVENDI UNIVERSAL LOGO]

[HAVAS LOGO]                                                              AGENDA


     -    1 - Havas Group

     -    2 - SYNERGIES

          --   Our contribution to Vivendi Universal Synergies

          --   3 Year Plan

     -    3 - Business description and two examples of web Strategy

          --   Education.com

          --   Flipside


                                                        [VIVENDI UNIVERSAL LOGO]

[HAVAS LOGO]                                        OUR COMMITMENT FOR SYNERGIES




     - Important and immediate fit between Management and Team due to common culture and know-how

     -    Content combination & games synergies (2003)

               -    revenue :(euro) 200 - 250 m

               -    ebitda: (euro) 50-75m

     -    Pursue additional overhead reductions 10 m (euro)


                                                        [VIVENDI UNIVERSAL LOGO]

[HAVAS LOGO]                              LIST OF "TOP 10+" CONTENT COMBINATION
                                                                   OPPORTUNITIES

                                                                            Proposed long term
  Revenue synergy opportunities             Impacted Business Lever(s)         business owner
  -----------------------------             --------------------------         --------------

0   Cross promote 2-4 high priority VU      Improved loyalty, brand         USI Corp Mktg., then
    content and product brands              wareness and positioning        future central org.

1   Multi-content Kiosk                     ~1,200 kiosks in 2003,          UMG Global E
                                            potentially a Vizzavi outlet

2   Self publish/license off-line games     Incremental games revenue;      UIS, Havas Interactive
                                            Capture publishing revenues

3   Park Concierge Device                   ~300k(1) add. annual park       Universal Recreation
                                            visitors, cross-promotions,
                                            yield management


4   Musical/theatrical and travelling       Ticket sales, brand/portfolio   USI, Uni. Recreation &
    shows                                   building                        Entertainment


5   Product Bundles/Partworks               Incremental revenue and         Havas Publishing
                                            margin on product bundles


6   Music and Education                     Incremental sales & reach       Havas Interactive
                                            into "edutainment" space



7   TV shows/videos/soundtracks from        Incremental rev., brand         Uni Fam&Home Ent.,
    games/education characters              building                        Canal+


8   Packaging and Foreign Language          Incremental revenue, brand      Havas Publishing
    Learning                                building


9   Enhance and promote Flipside            Increase traffic by 8-11M       Flipside
                                            subscribers, increase
                                            advertising revenue

10  Music and Sports                        Incremental product sales       UM Intl, Canal+



                                                        [VIVENDI UNIVERSAL LOGO]

[HAVAS LOGO]                                           PRODUCT BUNDLES/PARTWORKS


- PRODUCT BUNDLES: generate incremental EBITDA by leveraging Havas and Universal existing content, across categories

          -- Bundle together CDs / books / games / videos to create value added content extensions.

          -- In 2003, 2 bundles / year, annual revenue of $ 2 m and EBITDA margin of 70%.

- PARTWORKS: increase revenues and EBITDA in a worldwide market of $ 1.2 bn, via new product ranges, leveraging reference know-how and existing retail networks in Europe and Latin America

          -- Create new continuing series of publications (15 - 70) on print + CDs / DVDs / videos, using music, film and TV properties.

          -- In 2003, one series at a time, annual revenue of $ 18 m and EBITDA margin of 50%.


                                                        [VIVENDI UNIVERSAL LOGO]

[HAVAS LOGO]                                                      BOOK PACKAGING
                                                   AND FOREIGN LANGUAGE LEARNING


- BOOK PACKAGING: generate incremental revenues by creating and selling books to publishers around the world, using characters and content

          -- set a new publishing house in the UK, leveraging existing infrastructure and packaging know-how.

          -- In 2003, 20 titles / year and annual revenue of $ 10 m, with 15% EBITDA margin.

- FOREIGN LANGUAGE Learning opportunity: consolidate Foreign language Learning position with new brand: Universal English

          -- Launch a new concept of Foreign Language Products using movie, TV and music clips.

          --   Leverage Havas Know how on e-learning

          -- In 2003, 15 products, annual revenue of $ 5 m and EBITDA margin of 15%.


                                                        [VIVENDI UNIVERSAL LOGO]

[HAVAS LOGO]                                                 MUSIC AND EDUCATION



- INCREASE INTERACTIVE EDUCATION WORLDWIDE MARKET SHARE BY EXTENDING MULTIMEDIA PRODUCT RANGES.

          -- Launch in 2002 a new concept teaching music to teens interactively. It will use famous Universal artists and labels and popular Havas education characters (eg learn music and rythm with Jumpstart, 6 skus).


          -- In 2003, 30 products, annual revenue of $ 35 m and EBITDA margin of 15%.


                                                        [VIVENDI UNIVERSAL LOGO]

[HAVAS LOGO]                                 SELF-PUBLISH/LICENCE OFF-LINE GAMES



- Capture off-line game revenue and EBITDA synergies between Havas and Universal, in development, licencing, publishing and distribution.

- Publish games that otherwise would not be made and self-publish games that otherwise would have been outsourced (eg Spyro, Bruce Lee ...).

-    In 2003, 8 titles, annual revenue of $ 50 m and EBITDA margin of 20%.


                                                        [VIVENDI UNIVERSAL LOGO]

[HAVAS LOGO]                                         HAVAS PLAN (IN [ ] BILLION)
                                                           (EXCLUDING SYNERGIES)

                                                 2000 E      AGR 00/02

      ------------------------------------------------------------------
       NET SALES w/o internet                    3.5         + 6%
      ------------------------------------------------------------------
       EBITDA w/o internet                       0.5         > 10%
      ------------------------------------------------------------------
       PRE-TAX OPERATING FREE CASH-FLOW:                     > 0.4/year
      ------------------------------------------------------------------


                                                        [VIVENDI UNIVERSAL LOGO]

[HAVAS LOGO]                                                       OUR LEVERAGE:
                                             WE ARE POSITIONED ON GROWTH MARKETS


-    CONSUMER SPENDING ON KEY CONSUMER INTERESTS : education, healthcare, games

-    ADVERTISING MARKETS : classified, jobs, pharmaceuticals, BtoB




                                                        [VIVENDI UNIVERSAL LOGO]

[HAVAS LOGO]                                                              AGENDA


     -    1 - Havas Group

     -    2 - Synergies

               --   Our contribution to Vivendi Universal Synergies

               --   3 Year Plan

     -    3 - BUSINESS DESCRIPTION AND TWO EXAMPLES OF WEB STRATEGY

               --   Education.com

               --   Flipside


                                                        [VIVENDI UNIVERSAL LOGO]

[HAVAS LOGO]                                  HEALTHCARE: LEVERAGE UNIQUE ASSETS


     -    2000 sales : 448 M(EURO)                [atmedica WEB GRAPHIC]

     -    2000 EBITDA : 60 M(EURO)

     -    #3 WW, #1 WW in drug info.,
          #1 US for patient info

     -    pharma oriented, unique
          geographic network
          (35 countries)

     -    focus on patient
          education / atmedica


                                                        [VIVENDI UNIVERSAL LOGO]

[HAVAS LOGO]                                   BUSINESS AND GENERAL INFORMATION:
                                                    SUCCEED IN THE WEB MIGRATION


     -    2000 sales : 902 M(EURO)              [Barbour Index WEB GRAPHIC]

     -    2000 EBITDA : 145 M(EURO)

     -    #2 in Europe for BtoB info

     -    a media neutral coverage

     -    leading web positions
          (recruitment, IT,
          construction...)


                                                        [VIVENDI UNIVERSAL LOGO]

[HAVAS LOGO]                                                     LOCAL SERVICES:
                                               BUILD UP A TRANSACTIONAL PLATFORM



     -    2000 sales : 365 M(EURO)                      [SCOOT WEB GRAPHIC]

     -    2000 EBITDA : 35 M(EURO)

     -    #1 in France in print/web

     -    National salesforce and
          marketing database

     -    key partner for Scoot's
          European roll-out of
          transactional model


                                                        [VIVENDI UNIVERSAL LOGO]

[HAVAS LOGO]                                              EDUCATION & KNOWLEDGE:
                                                                 A GLOBAL PLAYER


     -    2000 sales : 1,354 M(EURO)                  [SOFTWARE GRAPHIC]

     -    2000 EBITDA : 180 M(EURO)

     -    SCHOOL : leading position
          in K-12 in France, Spain,
          Latin America

     -    KIDS : #1worldwide in
          electronic

     -    E LEARNING : strong growth
          potential

     -    REFERENCE : a ww player
          (Larousse)

     -    GENERAL LITTERATURE :
          #1 in France



                                                        [VIVENDI UNIVERSAL LOGO]

[HAVAS LOGO]                    EDUCATION.COM IS THE ONLY GLOBAL INITIATIVE THAT
                                     ADDRESSES 3 TARGET AUDIENCES SIMULTANEOUSLY


     -    CORE TARGET : PARENTS (CARETAKERS)

               --   direct purchasing

               --   recommendation to children

               --   end-use
                                      [KIDS, PARENTS, TEACHERS CIRCULAR GRAPHIC]

     -    SECONDARY TARGET : CHILDREN

               --   end-use (main target)

               --   recommendation to parents and to other children

     -    COMPLEMENTARY TARGET : TEACHERS

               --   recommendation to parents and children

               --   end-use


                                                        [VIVENDI UNIVERSAL LOGO]

[HAVAS LOGO]                          EDUCATION.COM IS THE MOST IMPORTANT GLOBAL
                                 CROSS-ROADS FOR CONTENT, SERVICES AND COMMUNITY


     -    GLOBAL PUBLISHING RESOURCES
          LEADING OFF-LINE GLOBAL MULTIMEDIA BRANDS



            USA             FRANCE         UK              GERMANY          SPAIN       BRAZIL
         [COUNTRY          [COUNTRY     [COUNTRY           [COUNTRY        [COUNTRY    [COUNTRY
         GRAPHIC]          GRAPHIC]     GRAPHIC]           GRAPHIC]        GRAPHIC]    GRAPHIC]

                                                  INTERNAL

                            HII                                                         ATICA
                            HER                                                         SCIPIONE

         HII                NATHAN
         KINGFISHER         LAROUSSE    CHAMBERS
                            BORDAS      KINGFISHER                           ANAYA
                                                                            LAROUSSE    LAROUSSE
--------------------------------------------------------------------------------------------------
                                                           BROCKAUS/
                                        TAGTEACHERNET      DUDEN
         UNIVERSAL STUDIOS              THORNES NELSON     ELTERN WOLF/
         UNIVERSAL MUSIC                KNOW.UK,           WESTERMAN
                                        ...                SCHROEDEL/
                                                           TEACHERNEWS
                                                           KLETT,...

                              EXTERNAL (DISCUSSIONS IN PROGRESS)


education.com                                           [VIVENDI UNIVERSAL LOGO]

[HAVAS LOGO]                                            A BALANCED REVENUE MODEL


                                 [BAR GRAPHIC]


              (%)                            2001      2002        2003

                                                (Dollars in Thousands)
              Subscription Revenues           45%        39%        35%

              Advertising Revenues            19%        17%        17%

              E.Commerce Revenues             37%        44%        48%

              Total revenue                   $8 mil     $20 mil    $30 mil


- Subscription: drawing on current successful model of Adi on line (virtual classes and testing): 6,000 subscribing families in France

-    Advertising: monetizing a targeted audience base

-    E-commerce: leveraging the ww #1 position in interactive education

-    Break even : H2 2002


                                                        [VIVENDI UNIVERSAL LOGO]

[HAVAS LOGO]


-    Education : one of our key markets for profitable web developments...

- Games : a key worldwide market for Havas with an already strong web position



                                                        [VIVENDI UNIVERSAL LOGO]

[HAVAS LOGO]                                   GAMES : A LEADER ON ALL PLATFORMS


     -    2000 sales : 401 M(EURO)                [GAME SOFTWARE GRAPHIC]

     -    2000 EBITDA : 80 M(EURO)

     -    #1 WW on PC

     -    Consistently awarded best
          game of the year (Diablo,
          Warcraft)

     -    Universal Interactive
          (40 m (euro) Ebitda) and
          estimated Synergies 15 m (euro))

     -    Flipside success, 8% reach


                                                        [VIVENDI UNIVERSAL LOGO]

[HAVAS LOGO]



                               [flipside.com LOGO]
                                   A LEADER IN
                            ONLINE INTERACTIVE GAMES



                                                        [VIVENDI UNIVERSAL LOGO]

                                              FLIPSIDE.COM: A RECIPE FOR SUCCESS

[HAVAS LOGO]

-        ONLINE GAME IS THE FASTEST GROWING MASS MARKET CONTENT ON THE INTERNET:

         - large scale of viewership, good stickiness and unique targeting opportunities

-        FLIPSIDE.COM: A LEADER IN THE ONLINE GAME MARKET

         - a product of the merger Won.net (exclusive content and technologies) with Prize Central (profitable business model), which accelerated their combined growth

- FLIPSIDE.COM WILL EXPAND ITS LEADERSHIP GEOGRAPHICALLY AND ACROSS MULTIPLE PLATFORMS

         - support of Vivendi's global network of alliances, including the Universal properties


[FLIPSIDE.COM LOGO]                                     [VIVENDI UNIVERSAL LOGO]

                                                  ONLINE GAME MARKET IS EXPECTED
                                                     TO REACH $5 BILLION IN 2004
                                                                WITH 73M PLAYERS

[HAVAS LOGO]

                            ONLINE GAME MARKET SIZE
                                  ($ MILLIONS)

                                  [BAR CHART]

                 1999       2000        2001        2002        2003        2004
                 ----       ----        ----       -----       -----       -----
US                58         160         540       1,080       1,990       2,810
Europe            24          87         339         755       1,433       2,126
                 ----       ----        ----       -----       -----       -----
Total             82         247         879       1,835       3,423       4,936


[FLIPSIDE.COM LOGO] SOURCE: DATAMONITOR                 [VIVENDI UNIVERSAL LOGO]

                                              BEATING BUSINESS PLAN ON THE 3 KEY
                                                              INDICATORS (3 R'S)

[HAVAS LOGO]

                                      REACH
                                      (Mmx)

                                  [LINE CHART]

         Mar    Apr    May    Jun     Jul     Aug    Sep    Oct     Nov    Dec
Actual  5.10%  5.20%  5.70%  6.10%   6.10%   8.10%
Goals   4.10%  4.20%  5.40%  5.60%   5.80%   6.00%  6.20%  6.50%   7.50%   8.00%

                                  REGISTRATIONS
                                   (millions)

                                  [LINE CHART]

         Mar    Apr    May    Jun     Jul     Aug    Sep    Oct     Nov    Dec
Actual  4,099  4,350  4,866  5,456   6,059   6,610
Goals          4,120  4,745  5,370   6,037   6,703  7,370  8,107   8,844   9,265

                                 MONTHLY REVENUE
                                      ($ m)

                                  [LINE CHART]

         Mar    Apr    May    Jun     Jul     Aug    Sep    Oct     Nov    Dec
Actual  1,674  1,696  1,717  1,982   1,906   2,079
Goals   1,400  1,533  1,533  1,533   1,833   1,833  1,833  2,133   2,133   2,133


[FLIPSIDE.COM LOGO]                                     [VIVENDI UNIVERSAL LOGO]

                                                    A LEADER IN ON LINE GAME AND
                                      A TOP 15 SITE IN TERMS OF TOTAL TIME SPENT

[HAVAS LOGO]

RANK            WEB PROPERTY                    MILLIONS OF HOURS
1               YAHOO SITES                          197.2
2               AOL SITES                            169.8
3               MICROSOFT SITES                      103.5
4               eBAY                                  87.5
5               iWON, INC.                            71.3
6               EXCITE NETWORK                        36.7
7               LYCOS                                 29.5
8               WDIG                                  24.5
----------------------------------------------------------
9               FLIPSIDE.COM                          20.6
----------------------------------------------------------
10              POGO.COM, INC.                        19.9
11              ALTAVISTA NETWORK                     17.9
12              CNN                                   12.3
13              NBC INTERNET                          12.1
14              eTOUR, INC.                           11.4
15              AMAZON.COM, INC.                      10.3

PC Data, August 2000 On Mediametrix, N(degree)12


[FLIPSIDE.COM LOGO]                                     [VIVENDI UNIVERSAL LOGO]

                                        "FLIPS" : AN OUTSTANDING LOYALTY PROGRAM

[HAVAS LOGO]

-        A simple rewards system that increases traffic and duration on the site


- An efficient profiling tool allowing targeted advertising and direct marketing :

         -        Banners targeted by age, gender, location,


-        e-mail programs

-        Integration of member profile for ad serving & ad sales

-        A proven model to lower acquisition costs and boost CPM


[FLIPSIDE.COM LOGO]                                     [VIVENDI UNIVERSAL LOGO]

[HAVAS LOGO]
                                                   "FLIPS" : A KEY PROFIT DRIVER

LOWER COST
   PER                    HIGHER REVENUE
REGISTRATION            PER USER PER MONTH

           [ARROWS GRAPHIC]                           MORE
                                                     PROFIT

          HIGHER RETENTION


[FLIPSIDE.COM LOGO]                                     [VIVENDI UNIVERSAL LOGO]

                                                        EVOLUTION OF REVENUE MIX
                                                           BREAK EVEN IN Q2 2001

[HAVAS LOGO]

                                  [Bar Chart]

                                 Q1 00    Q4 01
Direct Marketing                   24%      40%
Earn Tokens Advertising             1%      14%
Sponsorships                        6%      22%
Interstitial Advertising            2%       8%
Banner Advertising                 64%      12%


[FLIPSIDE.COM LOGO]                                     [VIVENDI UNIVERSAL LOGO]

                                                                     KEY FIGURES

[HAVAS LOGO]

- Expected 2000 revenue : $ 20m

- Expected 2001 revenue : $ 49m

- Break even point : H2 2001


                                                        [VIVENDI UNIVERSAL LOGO]
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                                                        A MEDIA NEUTRAL STRATEGY

[HAVAS LOGO]

-        BECOME THE LEADING HOUSEHOLD NAME IN THE ONLINE GAME SPACE

-        EXPAND OUR LEADERSHIP POSITIONS GEOGRAPHICALLY AND ACROSS MULTIPLE
         PLATFORMS

[TELEVISION GRAPHIC]       -   INTERACTIVE TELEVISION

                               -   7 MILLION CANAL+ SET TOP BOXES IN EUROPE

                               -   COMBINING LIVE TV SHOWS WITH ONLINE
                                   MULTIPLAYER GAMES

[MOBILE TERMINAL GRAPHIC]  -   ONLINE ON MOBILE TERMINALS

                               - PLAY, GET NEWS ANYTIME ANYWHERE (ARROW) HIGH LOYALTY

[CONSOLE GRAPHIC]          -   CONSOLE

                               - CONSOLES POISED TO REPRESENT A KEY ACCESS DEVICE AS EARLY AS 2003

                           -   VIZZAVI

                               - ACCESS TO MASS AUDIENCE 80 MILLION VIZZAVI CUSTOMERS

                               -   CONSIDERABLE RESOURCES

                           - LEVERAGE FLIPS TO INCREASE TRAFFIC, RETENTION AND REVENUES OF ALL VIVENDI UNIVERSAL SITES


[FLIPSIDE.COM LOGO]                                     [VIVENDI UNIVERSAL LOGO]

[HAVAS LOGO]

                                AS A CONCLUSION

                                                        [VIVENDI UNIVERSAL LOGO]

                                     WHAT HAVAS CONTRIBUTES TO VIVENDI UNIVERSAL

[HAVAS LOGO]

- A traditional publisher focusing on multi platform and profitable web developments


-        Huge opportunities in Games & Edutainment with Universal


-        Strong customer bases


-        Intellectual properties and high value contents


-        ...and strong and growing free cash flow (80% of EBITDA)


                                                        [VIVENDI UNIVERSAL LOGO]